SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace London, W2 6LG, United Kingdom	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6

EXHIBITS

99.1	8 February 2011	Rio Tinto approves extension of Marandoo iron ore mine

99.2	8 February 2011	Rio Tinto invest in expansion of concentrate production at Iron Ore Company

99.3	10 February 2011	Rio Tinto’s bid for Riversdale extended

99.4	17 February 2011	Rio Tinto’s bid for Riversdale- Australian Securities and Investments Commission relief

99.5	23 February 2011	Rio Tinto receives binding offer for talc business

99.6	24 February 2011	Rio Tinto’s bid for Riversdale extended

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)	Rio Tinto Limited (Registrant)

By /s/ Ben Mathews	By /s/ Ben Mathews
Name Ben Mathews Title Secretary	Name Ben Mathews Title Assistant Secretary

Date 8 March 2011	8 March 2011